SD 3/17/04

04004961

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-51367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East Capitol Street, Suite 402
(No. and Street)

Jackson (City) Mississippi (State) 39201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Leach, President (601) 592-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis, (City) Tennessee (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KJ 3/22

BANCORPSOUTH INVESTMENT SERVICES, INC.
OATH OR AFFIRMATION

I, Alan Leach, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Alan Leach
President

Subscribed and
sworn to before me this
25th day of February 2004

Notary Public MISSISSIPPI STATEWIDE NOTARY PUBLIC MY COMMISSION EXPIRES FEB. 28, 2004 BONDED THRU STEGALL NOTARY SERVICE

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
N/A	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
N/A	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
N/A	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
N/A	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) No reconciliation has been prepared for the Computation of Net Capital Under Rule 15c3-1, as no material differences existed between the audited financial statement and the FOCUS report filed by the Company in January of 2004. The Company is exempt from filing the "Computation for Determination of Reserve Requirements"; therefore, no reconciliation is required.

KPMG

BANCORPSOUTH INVESTMENT SERVICES, INC.

Financial Statements and Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying balance sheets of BancorpSouth Investment Services, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

KPMG LLP

February 10, 2004

BANCORPSOUTH INVESTMENT SERVICES, INC.

Balance Sheets

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents (note 2)	$	917,371	815,033
Commissions receivable from clearing organization, net		93,484	23,254
Deposit with clearing organization		75,000	75,000
Deferred income taxes (note 5)		—	3,000
Prepaid expenses and other assets		185,310	193,341
Furniture and equipment, net		198,934	95,332
	$	1,470,099	1,204,960
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	109,540	66,881
Income taxes payable		18,507	17,631
Other liabilities		100,242	75,984
Deferred income taxes (note 5)		27,331	—
Due to affiliated companies, net (note 2)		124,989	3,028
Total liabilities		380,609	163,524
Stockholder's equity (note 3):			
Common stock, without par value; 1 share authorized, issued and outstanding		—	—
Additional paid-in capital		1,500,000	1,500,000
Accumulated deficit		(410,510)	(458,564)
Total stockholder's equity		1,089,490	1,041,436
	$	1,470,099	1,204,960

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Income:			
Commissions	$	2,846,871	2,185,808
Interest		84,343	106,404
Other		11,582	13,997
		2,942,796	2,306,209
Expenses:			
Salaries and employee benefits		1,787,370	1,623,790
Office occupancy and equipment		70,792	57,051
Supplies		37,109	39,467
Clearing organization fees		293,507	363,583
Consulting fees		174,918	138,124
Registration fees and professional dues		313,528	355,703
Postage		17,891	23,690
Marketing and advertising		27,726	6,380
Other		137,302	126,278
		2,860,143	2,734,066
Income (loss) before income taxes		82,653	(427,857)
Income tax benefit (expense) (note 5)		(34,599)	161,500
Net income (loss)	$	48,054	(266,357)

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2001	$	—	1,000,000	(192,207)	807,793
Contribution of capital		—	500,000	—	500,000
Net loss		—	—	(266,357)	(266,357)
Balance at December 31, 2002		—	1,500,000	(458,564)	1,041,436
Net income		—	—	48,054	48,054
Balance at December 31, 2003	$	—	1,500,000	(410,510)	1,089,490

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flow from operting activities:			
Net income (loss)	$	48,054	(266,357)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation		37,339	22,609
Deferred income taxes, net		30,331	8,988
Decrease (increase) in assets:			
Commissions receivable from clearing organization		(70,230)	6,319
Due to affiliated companies, net		121,961	(30,400)
Income taxes receivable		—	25,881
Prepaid expenses and other assets		8,031	36,534
Increase (decrease) in liabilities:			
Accrued compensation		42,659	(6,157)
Income taxes payable		876	17,631
Other liabilities		24,258	(19,521)
Net cash provided by (used in) operating activities		243,279	(204,473)
Cash flows from investing activities:			
Capital expenditures		(140,941)	(63,271)
Net cash used in investing activities		(140,941)	(63,271)
Cash flows from financing activities:			
Contribution of capital		—	500,000
Net cash provided by financing activities		—	500,000
Net increase in cash and cash equivalents		102,338	232,256
Cash and cash equivalents at beginning of year		815,033	582,777
Cash and cash equivalents at end of year	$	917,371	815,033

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advice and engaging in the buying, selling and dealing in or with various securities or any interest therein. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company clears customer transactions through National Financial Services, LLC on a fully disclosed basis.

(b) Commissions

Commissions and related clearing expenses are recognized on a trade-date basis as security transactions occur.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of the tax benefit for the Company's net loss is paid to the Company by its parent. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled.

(d) Cash Equivalents

The Company considers only cash and money market mutual funds to be cash equivalents.

(e) Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying values of the Company's assets and liabilities approximate their fair values.

(f) Prepaid Expenses and Other Assets

From time to time, the Company enters into loan agreements with its brokers, which are generally conditioned upon a service commitment. Advances under these agreements are forgiven upon fulfillment of the broker's contractual service commitment, but are due in full if such commitment is not fulfilled. Advances under such arrangements are amortized to expense using the straight-line method over the related commitment period.

(Continued)

(g) *Furniture and Equipment*

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(h) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(i) *Reclassifications*

Reclassifications have been made in the 2002 financial statements to conform with the 2003 presentation.

(2) Affiliated Companies

Certain operating expenses are paid by the Bank for the Company and certain compensation expenses are paid by the Company for the Bank. At December 31, 2003, the Company was liable to the Bank for operating expense reimbursements totaling $124,989. At December 31, 2002, the Company was liable to the Bank for operating expense reimbursements totaling $3,028. Additionally, the Company had $152,344 and $45,318 of cash on deposit with the Bank at December 31, 2003 and 2002, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2003 and 2002, the Company's net capital exceeded required capital by $477,337 and $491,065, respectively. The ratio of aggregate indebtedness to net capital was 0.51 to 1 and 0.22 to 1 at December 31, 2003 and 2002, respectively. The Company is currently dependent on its parent to ensure ongoing compliance with the minimum capital requirements.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2003 and 2002 or at any time during the years ended December 31, 2003 and 2002.

(Continued)

(5) Income Taxes

The current and deferred components of income tax expense (benefit) follow:

		2003	2002
Current:			
Federal	$	1,246	(148,121)
State		3,022	(22,367)
		4,268	(170,488)
Deferred:			
Federal		26,608	7,821
State		3,723	1,167
		30,331	8,988
	$	34,599	(161,500)

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2003 and 2002 to income/losses before income taxes follow:

		2003	2002
Expected income tax expense	$	28,929	(149,750)
State income taxes, net		4,384	(13,780)
Nondeductible expenses		4,241	2,248
Other, net		(2,955)	(218)
	$	34,599	(161,500)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset (liability) follow:

		2003	2002
Start-up/organizational costs	$	—	772
Accrued vacation		13,770	12,623
Bank premises and equipment, principally due to differences in depreciation		(12,414)	(1,155)
Prepaid expense		(28,687)	(9,240)
	$	(27,331)	3,000

(Continued)

(6) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2003

Net capital:				
Stockholder's equity			$	1,089,490
Less nonallowable assets				
Advisory fees receivable	$	40,692		
Prepaid expenses		106,812		
Furniture and equipment, net		198,934		
				346,438
Less haircuts				15,715
Net capital			$	727,337
Net capital requirement			$	250,000
Net capital in excess of required amount				477,337
Net capital			$	727,337
Aggregate indebtedness			$	373,310
Ratio of aggregate indebtedness to net capital				0.51 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, as filed by the Company in January 2004.

See accompanying independent auditors' report.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Determination of the Reserve
Requirement Under Exhibit A of
Rule 15c3-3

December 31, 2003 and 2002

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because the Company, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintained and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

Schedule 3

BANCORPSOUTH INVESTMENT SERVICES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2003 for which instructions to reduce to possession or control had been issued as of December 31, 2003 for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

The Board of Directors
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements of BancorpSouth Investment Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons; (ii) recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the

risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Very truly yours,

KPMG LLP

February 10, 2004